QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2003

Commission File Number 000-27546

ALLIANCE ATLANTIS COMMUNICATIONS INC.
(Translation of registrant's name into English)

121 Bloor Street East,
Suite 1500,
Toronto, Ontario, M4W 3M5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLIANCE ATLANTIS COMMUNICATIONS INC.
Date: October 2, 2003
	By:	/s/ PAUL LABERGE

		Name:	Paul Laberge
		Title:	Sr. Vice President, Corporate Development & General Counsel

EXHIBIT INDEX

EXHIBIT 99.1	Press Release dated October 1, 2003

QuickLinks

SIGNATURES
EXHIBIT INDEX